Mail Room 4561

								November 14, 2005

Jeffrey B. Kempler
Senior Vice President, Business and Legal Affairs
Atari, Inc.
417 Fifth Avenue
New York, New York 10016

	Re:   Atari, Inc.
		Registration Statements on Form S-3
		Filed on October 18, 2005
		File Nos. 333-129098 and 333-129099

Dear Mr. Kempler:

      We have limited our review of the above-referenced Forms S-3 registration statements of Atari, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are in receipt of your request for confidential treatment and will respond to your request under separate cover. Please be advised that comments relating to the confidential treatment request must be resolved prior to seeking effectiveness of the above-cited registration statements.
2. Amend the registration statement to specifically incorporate by reference the Section 13(a) reports "filed" after October 18, 2005, such as the amended Form 10-K and the Form 8-K filed November 8, 2005.

Selling Security Holders
3. Regarding File No. 333-129098, please identify the natural person or persons who have voting or investment control over CCM Master Qualified Fund, LTDD and Sark Master Fund, Ltd. See interpretation
4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

Exhibits
4. For both registration statements, please file the agreements relating to the stock issuances, which are material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at
(202)
551-3457 or, if you require further assistance, please contact the undersigned at (202) 551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  (212) 878-8375
      David W. Bernstein, Esq.
      Clifford Chance US LLP



??

??

??

??

Jeffrey B. Kempler
Atari, Inc.
November 14, 2005
Page 3